

February 11, 2014

Via E-mail
Jon Christopher Boswell
Chief Executive Officer
Eco-Stim Energy Solutions, Inc.
2930 W. Sam Houston Pkwy N., Suite 275
Houston, TX 77043

      Re: **Eco-Stim Energy Solutions, Inc.**
                Current Report on Form 8-K
                Filed December 17, 2013
                File No. 0-31104

Dear Mr. Boswell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ A.N. Parker

              Anne Nguyen Parker
              Branch Chief

cc: Via E-mail
        Adam Lyons
        Vinson & Elkins LLP